                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                                      ------------------------
                                                           SEC FILE NUMBER
                                                               0-20600
                                                      ------------------------

                                                      ------------------------
                                                            CUSIP NUMBER
                                                              98975W104
                                                      ------------------------

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

------------------------------------------------------------------------------

PART I--REGISTRANT INFORMATION

------------------------------------------------------------------------------

         Full name of Registrant:  ZOLTEK COMPANIES, INC.
         Former Name if Applicable:  NA

         3101 MCKELVEY ROAD
         Address of Principal Executive Office (Street and Number)

         ST. LOUIS, MISSOURI 63044
         City, State and Zip Code

------------------------------------------------------------------------------

------------------------------------------------------------------------------

PART II--RULES 12B-25(B) AND (C)

------------------------------------------------------------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:  [X]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

------------------------------------------------------------------------------

PART III--NARRATIVE

------------------------------------------------------------------------------

State below in reasonable detail the reasons why the Form 10-Q or portion thereof could not be filed within the prescribed time period.

         Despite the Registrant's diligent efforts, the Registrant has been unable to complete its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 without unreasonable effort or expense due to unanticipated delays in resolving certain financial accounting and reporting issues which have recently been discovered by management. The accounting issue relates to the Registrant's classification and subsequent accounting of the conversion feature and the related warrants to purchase the Registrant's common stock associated with convertible debt issued by the Registrant in January, March and October 2004 and February 2005. Historically, the Registrant has classified the beneficial conversion feature and value of warrants to purchase common stock as equity as the Registrant believed these instruments met exceptions that did not require recording these instruments as derivative liabilities. The Registrant has discovered that these instruments may not meet these exceptions and may be required to be classified as derivative liabilities, which would then require the Registrant to record non-cash expense or income in connection with fluctuations in the fair value of these instruments. The Registrant is currently evaluating the potential impact that this accounting issue may have had on previous filings and the implications of this accounting issue and underlying control deficiency on the Registrant's disclosure controls and procedures.

------------------------------------------------------------------------------

PART IV--OTHER INFORMATION

------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification

                KEVIN SCHOTT               (314)          291-5110
                   (Name)               (Area Code)   (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                         [X] Yes     [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         [X] Yes     [  ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In connection with the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 (the "Form 10-Q"), certain issues have recently come to the attention of management with respect to the Registrant's classification and subsequent accounting of the conversion feature and the related warrants to purchase Registrant's common stock associated with the convertible debt issued by the Registrant in January, March and October 2004 and February 2005. Historically, the Registrant has classified the beneficial conversion feature and value of warrants to purchase common stock as equity as the Registrant believed these instruments met exceptions that did not require recording these instruments as derivative liabilities. The Registrant has discovered that these instruments may not meet these exceptions and may be required to be classified as derivative liabilities, which would then require the Registrant to record non-cash expense or income in connection with fluctuations in the fair value of these instruments. The Registrant is currently evaluating the potential impact that this accounting issue may have had on previous filings and the implications of this accounting issue and underlying control deficiency on the Registrant's disclosure controls and procedures. Any potential adjustments required in connection with resolution of the issues described above will not have an impact on net sales or operating loss.

         The Registrant anticipates that the consolidated statements of operations included in its second quarter Form 10-Q will report net sales of approximately $15.8 million for the three months ended March 31, 2005, representing an increase of approximately $4.3 million from net sales of $11.5 million reported by the Registrant for the three months ended March
31, 2004. The
increase in net sales was primarily the result of a 75% increase in carbon fiber sales, reflecting continued increases in wind energy sales and a general increase in overall demand from prior years. The Registrant anticipates that the consolidated statements of operations included in its Form 10-Q will report an operating loss for the three months ended March 31, 2005 of approximately $1.9 million, which is an increase in the operating loss of $1.3 million reported by the Registrant for the three months ended March 31, 2004. The increase in operating loss was primarily attributable to start-up costs and inefficiencies within the Registrant's Abilene, Texas facility and precursor operations in Hungary, during which the carbon fiber lines and precursor lines did not produce enough product to cover fixed costs.

         The Registrant anticipates that the consolidated statements of operations included in its second quarter Form 10-Q will report net sales of approximately $29.3 million for the six months ended March 31, 2005, representing an increase of approximately $9.6 million from net sales of $19.7 million reported by the Registrant for the six months ended March 31, 2004. The increase in net sales was primarily the result of a 96% increase in carbon fiber sales, reflecting continued increases in wind energy sales and a general increase in overall demand from prior years. The Registrant anticipates that the consolidated statements of operations included in its Form 10-Q will report an operating loss for the six months ended March 31, 2005 of approximately $3.6 million, which is a decrease in the operating loss of $4.0 million reported for the six months ended March 31, 2004.

                            ZOLTEK COMPANIES, INC.
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: May 11, 2005                    By /s/ Kevin Schott
                                         ----------------------------------
                                         Kevin Schott